Exhibit 99.28

Management Discussion & Analysis

Prometic Life Sciences Inc.

For the quarter and the six months ended June 30, 2018

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MANAGEMENT’S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader to better understand Prometic Life Sciences Inc.’s (“Prometic” or the “Corporation”) operations, financial performance and results of operations, as well as the present and future business environment. This MD&A has been prepared as of August 14, 2018 and should be read in conjunction with Prometic’s condensed interim consolidated financial statements for the quarter and six months ended June 30, 2018. Additional information related to the Corporation, including the Corporation’s Annual Information Form, is available on SEDAR at www.sedar.com. All amounts in tables are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of the results of operations and the financial condition may contain forward-looking statements about Prometic’s objectives, strategies, financial condition, future performance, results of operations and businesses as of the date of this MD&A.

These statements are “forward-looking” because they represent Prometic’s expectations, intentions, plans and beliefs about the markets the Corporation operates in and on various estimates and assumptions based on information available to its management at the time these statements are made. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, “continue”, “plan” or “pursue”, or the negative of these terms, other variations thereof or comparable terminology, are intended to identify forward-looking statements although not all forward-looking information contains these terms and phrases. Forward-looking information is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, regulatory approvals, the availability of funds and resources to pursue research and development (“R&D”) projects, the successful and timely completion of clinical studies, our ability to take advantage of business opportunities in the pharmaceutical industry, reliance on key personnel, collaborative partners and third parties, our patents and proprietary technology, our ability to access capital, the use of certain hazardous materials, the availability and sources of raw materials, currency fluctuations, the value of our intangible assets, negative operating cash flow, legal proceedings, uncertainties related to the regulatory process, general changes in economic conditions and other risks related to Prometic’s industry. More detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found in the Annual Information Form under the heading “Risks and Uncertainties Related to Prometic’s Business”.

Although Prometic has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Therefore, there can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place undue reliance on forward-looking statements.

As a result, Prometic cannot guarantee that any forward-looking statement will materialize. Prometic assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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Prometic (www.prometic.com) is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF) biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (Small molecule therapeutics) stems from the insights into the interaction of two receptors which we believe are at the core of how the body heals: our small molecule drug candidates such as PBI-4050 modulate these to promote tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is preparing to enter pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis (“IPF”). The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin (“IVIG”). Furthermore, the Corporation is continuing to secure its plasma supply through the execution of third party contracts and expansion of its own collection activities for its plasma processing needs. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, and Europe.

UPDATE ON BUSINESS SEGMENTS ACTIVITIES

Prometic’s operations are divided into three distinct business operating segments: the Small molecule therapeutics segment, the Plasma-derived therapeutics segment and the Bioseparations segment.

Small molecule therapeutics segment

The Small molecule therapeutics segment is comprised of two operating subsidiaries. The principal subsidiaries, which operated this segment for the first two quarters of 2018 were:

•	Prometic Pharma SMT Limited (“PSMT”), based in Cambridge, UK, which operates the Small molecule therapeutics segment for the world (except Canada); and

•	Prometic Biosciences Inc. (“PBI”), based in Laval, Quebec, Canada, which operates the Small molecule therapeutics segment for Canada and performs research and development activities on behalf of PSMT.

The business model for the Small molecule therapeutics segment is for Prometic to develop promising drug candidates such as PBI-4050 and to independently pursue commercialization activities for rare or orphan indications for the North American markets and possibly partner or out-license rights to commercialize same in other territories. The Corporation plans to enter into partnerships for other larger medical indications and or geographical regions requiring a much more substantial local commercial reach and resources. It is generally not Prometic’s intention to independently undertake late-stage clinical trials (phase 3) in large indications, such as Chronic Kidney Disease (“CKD”) or Diabetic Kidney Disease (“DKD”) without the support of a strategic venture or big pharma partner.

The Corporation intends to focus initially on its lead candidate PBI-4050 to develop, obtain regulatory approval and commercialize in partnership PBI-4050 for the treatment of IPF and Alström Syndrome (“AS”) and thereafter, use the evidence of clinical efficacy in AS patients to expand the use of PBI-4050 and or its follow-on analogues to treat other large unmet fibrotic diseases such as cardiac pulmonary or kidney fibrosis, NASH or other types of liver fibrosis pulmonary hypertension and scleroderma.

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Fibrosis and Mechanism of Action

The Small molecule therapeutics segment is a small-molecule drug development business, with a pipeline of product candidates leveraging the discovery of the linked role of two receptors involved in the regulation of the healing process. Following an injury, the body has the ability to heal and regenerate damaged tissues. If an injury is overwhelming or chronic in nature, the tissue regeneration process will be taken over by the fibrotic process or fibrosis. Fibrosis is characterized by the excessive accumulation of extracellular matrix (“ECM”) in damaged or inflamed tissues and is the common pathological outcome of many inflammatory and metabolic diseases. Numerous clinical conditions can lead to organ fibrosis and functional failure; in many disorders, acute or persistent inflammation is crucial to trigger the fibrotic response. The production of various profibrotic cytokines and growth factors by innate inflammatory cells results in the recruitment and activation of ECM producing myofibroblasts. There is currently a major unmet need for therapies that are able to effectively target pathophysiological pathways involved in fibrosis. Notable examples of medical conditions where fibrosis is at the core of organs losing functionality include: IPF, Chronic Kidney Disease, NASH and AS.

Prometic has observed that the “up-regulation” of receptor GPR40 concomitant with the “down-regulation” of receptor GPR84 promotes the normal healing process as opposed to promoting the fibrotic process. Prometic’s drug candidates are agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. A significant number of manuscripts have been submitted for publication now that the Corporation has determined it has filed sufficient patents to adequately protect its portfolio of drug candidates that target these two receptors. One of these manuscripts was published on February 16, 2018 in the American Journal of Pathology, the official journal of the American Society of Investigational Pathology. The paper entitled “A Newly Discovered Antifibrotic Pathway Regulated by Two Fatty Acid Receptors: GPR40 and GPR84” documents the discovery of an antifibrotic pathway involving these two receptors and the activity of our lead drug candidate PBI-4050. This publication examines PBI-4050’s ligand affinity in vitro and in vivo for the fatty acid receptors, GPR40 and GPR84. GPR40 and GPR84 are known to be involved in diverse physiological processes related to metabolic regulation and to inflammation, but the fundamental importance of these receptors in the fibrosis pathways had not been recognized until now. In this study, the authors uncovered a novel antifibrotic pathway involving these receptors, showing that GPR40 is protective and GPR84 is deleterious in fibrotic diseases. Importantly, this study also shows that PBI-4050 acts as an agonist of GPR40 and an antagonist of GPR84. Through its binding to these receptors, PBI-4050 significantly attenuated fibrosis in many injury contexts, as evidenced by the global antifibrotic activity observed in the kidney, liver, heart, lung, pancreas, or skin.

The activity of drug candidates such as PBI-4050 has been observed in over 30 different preclinical models performed by the Corporation and by other universities or institutions in collaboration with the Corporation, such as Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute. PBI-4050 has also successfully completed three separate phase 2 clinical trials supporting the translation of such results in the biologic activity in humans and helping pave the way for the upcoming initiation of a pivotal phase 3 clinical trial for IPF in the USA and 14 other countries. While the Small molecule therapeutics segment has several promising drug candidates, management has thus far focused its efforts on its anti-fibrotic lead drug candidate PBI-4050. With observed signs of clinical activity and a favourable tolerability profile confirmed in hundreds of human subjects, Prometic is advancing follow-on analogues of PBI-4050 into clinical programs such as PBI-4547 for which Prometic is planning to commence a phase 1 clinical trial.

PBI-4050, Prometic’s Lead Compound and Clinical Programs

PBI-4050 is currently the lead clinical compound targeting indications including IPF and AS. PBI-4050 has been granted Orphan Drug Designation by the FDA and the EMA for the treatment of AS as well as for the treatment of IPF. PBI-4050 has also been granted the PIM (Promising Innovative Medicine) designation by the MHRA for the treatment of IPF and AS. Finally, PBI-4050 has also been granted rare pediatric designation by the FDA for the treatment of AS, which makes it eligible to receive a Priority Review Voucher (PRV) upon regulatory approval by the FDA.

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Summary Results of PBI-4050 Results in Three Completed Phase 2 Clinical Studies

Idiopathic pulmonary fibrosis (“IPF”)

Idiopathic pulmonary fibrosis is a chronic, devastating, and ultimately fatal disease characterized by a progressive decline in lung function. It is a specific type of interstitial lung disease in which the small air sacs of the lung, the “alveoli,” gradually become replaced by fibrotic (scar) tissue and is the cause of worsening dyspnea (shortness of breath). IPF is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown. IPF usually occurs in adults between 50 and 70 years of age, particularly those with a history of cigarette smoking, and affects men more often than women. IPF affects about 130,000 people in the United States, with about 48,000 new cases diagnosed annually. Approximately 40,000 people with IPF die each year, a similar number of deaths to those due to breast cancer. The 5-year mortality rate for patients with IPF is estimated to range from 50% to 70% of those affected.

In gold standard preclinical models designed to emulate lung fibrosis in humans, PBI-4050 demonstrated a very significant anti-fibrotic activity. IPF is a very large orphan indication which remains an unmet medical need. While two drugs, nintedanib (OFEV®—Boehringer-Ingelheim) and pirfenidone (Esbriet®—Roche), have been approved for the treatment of IPF, neither of these drugs have succeeded in stabilizing the patients’ lung function. In addition, these two drugs are known to cause severe side effects which have limited their use in a significant number of IPF patients.

In addition to demonstrating that PBI-4050 (800 mg) administered once daily is safe and well tolerated in patients suffering from IPF, the objective of this study was to provide early evidence of clinical benefits of PBI-4050 treatment whether used alone or in addition to either of the current standard of care drugs, nintedanib or pirfenidone. Forty (40) patients were enrolled in the study in six (6) sites across Canada. The baseline characteristics of the subjects enrolled in this study were similar to those enrolled in prior IPF randomized controlled studies conducted by other pharmaceutical companies, namely ASCEND and INPULSIS.

Of a total of 40 subjects enrolled in the study, 9 subjects received PBI-4050 alone, 16 received PBI- 4050 & nintedanib and 15 received PBI-4050 & pirfenidone.

The results of the study showed that the mean change from baseline to Week 12 for Forced Vital Capacity (“FVC”), the total amount of air exhaled during a forced breath, was either positive (+1.9 mL) or nearly unchanged (-12.2 mL) for PBI-4050 + nintedanib and PBI-4050 alone, respectively, but was reduced (102.0 mL) for PBI-4050 + pirfenidone. PBI-4050 pharmacokinetics were reduced for PBI-4050/pirfenidone, suggesting a possible drug-drug interaction. PBI-4050’s concentration in plasma was found to be sub-therapeutic at 50% of the expected level in patients that received the PBI-4050 and pirfenidone combination. See figure below.

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There were no serious adverse events requiring PBI-4050’s discontinuation. The most frequent adverse event seen in all groups was diarrhea, but this was less significant in the subjects treated with PBI-4050 alone than in the groups receiving either of the currently approved drugs for the treatment of IPF, which are well-known for their severe side effects. This study has provided data to support the safety and tolerability of PBI-4050 in IPF patients receiving the current standard of care.

Prometic also presented new clinical data assessing the effect of its lead small molecule candidate, PBI-4050, on blood biomarkers for the treatment of idiopathic pulmonary fibrosis at the American Thoracic Society (“ATS”) 2018 International Conference. The data presented included:

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PBI-4050 significantly increased levels of biomarkers known to have antifibrotic effects. Following 12 weeks of treatment, PBI-4050 increased the levels of IL-9, known to have antifibrotic activity, by 35% (p < 0.05); IL-7, which acts as a counter-regulator to the pro-fibrotic cytokine TGF-ß, by 14% (p < 0.05); and MIP-1ß, of which an increase may reflect a change in the balance between a pro-fibrotic and an inflammatory, wound-healing environment, by 11% (p < 0.05).

•	PBI-4050 positively affected IL-1Ra, which could have a protective role in fibrotic diseases, by 98% (p = 0.08).

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PBI-4050 in combination with nintedanib significantly decreased CCL-18 levels by 10% (p < 0.01). CCL-18 is a recognized marker of disease severity and elevated levels in serum are associated with a high-risk of disease progression.

Prometic received IND approval from the FDA to commence its PBI-4050 pivotal phase 3 clinical trial in patients suffering from IPF and has reached an agreement on the design of the trial.

Based on recommendations from the FDA, Prometic now will undertake an “all comers study”. The enrollment criteria will be greatly simplified so that the study will enroll patients with mild-to-moderate IPF, regardless of whether they are on background standard of care with nintedanib (OFEV®) or not. Therefore, the study will provide efficacy data on both PBI-4050 as a stand-alone drug candidate, and as an add-on to nintedanib, and will be part of the dataset to support a simple, all-inclusive indication “for the treatment of IPF”. Patients will be randomized to receive placebo, or one of two doses of PBI-4050 (800 mg or 1,200 mg) for a total of 52 weeks. An interim analysis will be conducted at 26 weeks. The primary endpoint is the annual rate of decline in forced vital capacity, the total amount of air exhaled during a forced breath, (expressed in mL) and measured over 52 weeks (mL/year). Patients taking pirfenidone will be excluded because of a known drug-drug interaction between pirfenidone and PBI-4050. The Corporation expects to initiate this placebo controlled, pivotal phase 3 IPF clinical trial in 2018. It has already identified the CRO to manage the execution of the clinical trial as well as clinical sites across the USA and Canada.

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There are several other clinical indications with unmet medical needs that the Corporation is considering pursuing in due course. For instance, the positive clinical effect observed in the heart of AS patients bodes well for clinical program targeting various cardiomyopathies. Similarly, positive clinical effects observed on kidney and the liver of Type 2 Diabetes with Metabolic Syndrome (“T2DMS”) and AS patients supports the potential expansion of the clinical program in NASH and/or CKD. Such programs may be pursued with PBI-4050 and/or with follow-on analogues such as PBI-4547 and PBI-4425. These two drug candidates are amongst several analogues that have demonstrated similar performance to PBI-4050 in preclinical models, and in some cases, even superior performance. This portfolio of follow-on analogues provides Prometic with the opportunity to specifically target other indications with these two drug candidates, and expand commercial and partnering opportunities. The manufacturing processes for both PBI-4547 and PBI-4425 have been scaled up to enable the commencement of their respective clinical programs in 2018.

The Corporation intends to fund the development program for the above-mentioned compounds through a combination of avenues including: funds generated by the Bioseparations and Plasma-derived therapeutics business segments; funding achieved through strategic partnering with other pharmaceutical companies; and funding through financial partnerships or equity or debt funding initiatives.

Alström Syndrome (“AS”)

AS is a rare inherited autosomal recessive syndrome characterized by the onset of obesity in childhood or adolescence, type 2 diabetes with severe insulin resistance, dyslipidemia, hypertension and severe multi-organ fibrosis, involving the liver, kidney and heart. AS is also characterized by a progressive loss of vision and hearing, a form of heart disease that enlarges and weakens the heart muscle (dilated cardiomyopathy), and short stature. This AS disorder can also cause serious or life-threatening medical problems involving the liver, kidneys, bladder, and lungs.

To date, no satisfactory method of treatment has been approved in the USA for patients affected by AS. The clinical trial in AS patients is a very challenging test of the efficacy of PBI-4050. Prometic is currently investigating the effects of PBI-4050 on multiple organs in AS patients in an ongoing, open label, phase 2, clinical study in the UK with plans to expand the clinical program, both in the USA and elsewhere in Europe, once an optimal regulatory pathway has been defined with the FDA and the European Medicines Agency, respectively.

The on-going AS study is an open-label, single-arm, phase 2 clinical trial in which the patients are treated with PBI-4050 (800 mg) once daily. Each patient is evaluated against their respective baseline and against their respective historical disease progression trend whenever available, given the severity of their medical conditions. The clinical study has enrolled 12 subjects. Given the evidence of clinical benefit and continuing safety and tolerability, the Data Safety Monitoring Board (“DSMB”) and Medicines and Healthcare products Regulatory Agency (“MHRA”) have allowed for two successive extensions of the duration of treatment. The duration of treatment has been extended from the original 24 weeks for an additional 36 weeks, and then once more for a further 12 weeks (a total of 72 weeks).

In addition to safety and tolerability endpoints, key secondary endpoints in this study include the assessment of the effect of PBI-4050 on liver stiffness using transient elastography (FibroScan®) as well as on the fat content and fibrosis burden in the liver using MRI. In addition, the effect of PBI-4050 on glucose, insulin, and lipid dynamics using the hyperinsulinemic-euglycemic clamp test, the histological appearances seen in fat biopsies as well as the effect on additional pro-inflammatory and inflammatory, fibrotic, diabetic, and obesity biomarkers in blood and urine are also evaluated. The Corporation is pursuing the collection of the results of up to 10 years of prior investigations of particular relevance in documenting the disease course, including MRIs of the heart and FibroScan® results of the liver.

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To date, the subjects have received on average in excess of 52 weeks of treatment with PBI-4050. PBI-4050’s safety and tolerability has been confirmed over this extended period. A brief summary of the most significant findings is presented below.

Fibroscan results from the 10 subjects who received at least 36 weeks of treatment showed a statistically significant improvement in the measure of liver stiffness, from a mean of 10.2 kPa at baseline to a mean of 8.1 kPa at last measurement, an absolute decrease of 2.1 kPa (p = 0.0219, 95% CI -3.52, -0.46). Fibroscan is a non-invasive technique for clinical assessment of liver fibrosis with a high degree of accuracy and reproducibility, especially in patients with established fibrosis (≥ F2) (Cassinotto 2016). FibroScan® measurements for all patients were carried out by a single, experienced operator. To ensure test reliability, a minimum of 10 valid readings were taken per patient, with a required success rate of at least 60% and an interquartile range of <=30% of the median value.

Liver MRI data also indicated a mean reduction of -11% in the T1-corrected score between baseline and last available measurement (p=0.0195, 95% CI: -92.3, -9.8), which supports an improvement of liver fibrosis.

In addition to the preliminary evidence of efficacy observed on liver fibrosis presented above, analysis of the interim cardiac MRI data indicates a reduction of cardiac fibrosis in each patient after initiation of treatment with PBI-4050 (p<0.001). The figure below illustrates the progression of cardiac fibrosis expressed as a percent increase of the MRI score for each patient for whom three years or more of fibrosis data were available, and the reversal of said progression when patients were treated with PBI-4050. The length of the red dashed lines corresponds to the duration of fibrosis data and the length of the green dashed lines to the duration of PBI-4050 treatment for each patient.

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A major reduction of key urine biomarkers of ongoing kidney injury in the 12 subjects for whom Week 24 results are available was also observed. Finally, positive effects on other parameters of the liver and the fat tissue have also been observed and have been presented at scientific conferences.

The Corporation also recently published summary liver and fat biopsies analysis data. Dysfunctional adipose tissue involving enlargement of fat cells is known to increase cardiometabolic risk. In AS patients, fat tissue is characterized with significant enlargement and coalescence of adipocytes forming giant vesicular vacuolation/steatosis. After 24 weeks of treatment with PBI-4050, adipocytes were more distinct, were smaller in size and no coalescence was observed.

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The fat biopsy taken from this Alström patient revealed normal vascular morphology was restored after 24 weeks of treatment with PBI-4050 (picture below).

A key metabolic effect of insulin is to suppress the production of glucose by the liver (endogenous glucose production (EGP)). Improvement of the liver function in AS patients was measured by the insulin clamp technique which confirmed a significant reduction of EGP and reduction of hepatic liver resistance after 24 weeks of PBI-4050 treatment.

Given the very encouraging clinical results in the AS patients observed to date, the Corporation is meeting with the FDA and EMA this summer to discuss and agree on the possible regulatory path forward for such indication, and therefore anticipates expanding its clinical program in AS patients in 2018 to include more specialized centers in the USA and in Europe. The meetings are a critical step to determine whether this ultra-rare pediatric disorder could be a stand-alone indication to pursue as a commercial priority.

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Type 2 Diabetes with Metabolic Syndrome (“T2DMS”)

Several preclinical models used to demonstrate the pharmacological activity of PBI-4050 involve the presence of diabetes, obesity, hypertension leading to an accelerated rate of fibrosis in the liver, kidney and pancreas and premature death. Mice models such as the db/db eNOS-/- mouse model performed at the University of Vanderbilt or db/db uni-nephrectomized mouse model performed at Prometic helped demonstrate that the combined effect of PBI-4050 in reducing fibrosis and macrophage infiltration in fat tissue, in the pancreas, the kidney and the liver not only improved the status of these organs and the survival of the animals compared to control, but also significantly reduced blood glucose level. Given that the demonstration of fibrosis reduction in humans requires trials with long term exposure, the Corporation initiated a first phase 2 trial in patients who present symptoms like the ones described in the db/db eNOS-/- mouse model: Type 2 diabetes with metabolic syndrome. While this is not a medical indication that the Corporation seeks to ultimately target commercially with PBI-4050, the purpose of this study was to quickly ascertain whether the pharmacological activity observed in preclinical animal models translated to humans. Particular attention was placed on the blood sugar levels in a phase 2 clinical trial given that this effect should be measurable in a manner of 8 to 12 weeks.

This study met its primary and secondary endpoints. In addition to safety and tolerability, the study evaluated the effects of PBI-4050 on metabolic syndrome parameters and on pro-inflammatory/fibrotic and diabetic biomarkers in blood and urine. In this open label Phase 2 clinical trial, PBI-4050 (800 mg) was administered once daily to 24 patients already being treated with “standard of care” drug regimens for a period of 12 weeks. Twelve of these patients were enrolled in an additional 12 week extension throughout which the efficacy and safety observed at 12 weeks was also maintained at 24 weeks. PBI-4050 has been well tolerated with no serious drug related adverse events.

The pharmacological activity of PBI-4050 was confirmed through the clinically significant reduction in glycated hemoglobin concentration (“HbA1c”) between screening and Week 12. For instance, the 15 patients with a screening (HbA1c) ≥ 7.5 experienced a clinically significant mean decrease of – 0.75% (p = 0.0004). The 12 patients who participated in the study’s 12-week extension had a mean HbA1c of 7.7 at screening and experienced a reduction of – 0.8% at week 24. These clinical results bode well for PBI-4547 which has demonstrated even more pronounced effects on metabolic parameters in preclinical models compared to PBI-4050.

Plasma-derived therapeutics segment

The Plasma-derived therapeutics segment comprises several operating subsidiaries the principal subsidiaries being:

•	Prometic Bioproduction Inc. (“PBP”), based in Laval, Quebec, Canada;

•	Prometic Biotherapeutics Inc. (“PBT”), based in Rockville, Maryland, U.S.;

•	Prometic Biotherapeutics Ltd. (“PBT Ltd”), based in Cambridge, U.K.;

•	NantPro Biosciences LLC (“NantPro”) based in Delaware, U.S.;

•	Prometic Plasma Resources Inc. (“PPR”), the plasma collection center based in Winnipeg, Manitoba, Canada;

•	Prometic Plasma Resources USA, Inc. (“PPR USA”), the plasma collection center based in Buffalo, NY, U.S.; and

•	Telesta Therapeutics Inc. (“Telesta”), the net assets and operating expenses related to the production facilities located in Belleville, Ontario, Canada and Pointe-Claire, Québec, Canada.

The Plasma-derived therapeutics segment includes our plasma-derived therapeutics platform, which enables the development of our pipeline of biopharmaceutical candidates. This is achieved by leveraging our proprietary affinity technology, which enables a highly-efficient extraction and purification process of therapeutic proteins from human plasma. The Corporation’s primary focus is to develop plasma-derived therapeutics targeting unmet medical conditions and rare diseases in both established and emerging markets.

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The Corporation intends to initially focus on:

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Filing amendments to its BLA with the US Food and Drug Administration (“FDA”), and thereafter to successfully commercialize RyplazimTM (plasminogen) in North America independently for the treatment of congenital plasminogen deficiency, once approved.

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Develop and obtain regulatory approval and successfully commercialize RyplazimTM (plasminogen) for the treatment of other indications where acute plasminogen deficiency is known to be the source of medical complications (e.g. thrombosis, ALI/ARDS, IPF).

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Develop a first US plasma collection center (in Buffalo, NY) to be used in the future as a blueprint and training site for subsequent US centers, which will only be considered once funding is available.

Thereafter, the Corporation will:

•	Advance our other plasma-derived drug candidates (e.g. IVIG) through clinical development and leverage our plasma purification platform to discover and develop new drug candidates (e.g. IAIP).

•	Develop and obtain regulatory approval and successfully commercialize Plasminogen (sub-cutaneous) for hard-to-treat wounds such as TMP and DFU.

•	Build a leading, fully integrated, commercial organization with a specialized MSL and sales force and focused team.

•	Invest in its plasma protein manufacturing and raw material sourcing capabilities.

•	Create value through strategic collaborations and indication and/or regional geographic commercial agreements.

Pipeline Overview

Lead Drug Product Candidate—Plasminogen

Ryplazim™ (plasminogen) is the first biopharmaceutical expected to be launched commercially pending the review and approval of the amendments to its BLA (Biologic License Application) that will be submitted to the FDA for the treatment of congenital plasminogen deficiency.

Plasminogen is a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, plasmin, is a fundamental component of the fibrinolytic system and is the main enzyme involved in the lysis of blood clots and clearance of extravasated fibrin. Plasminogen is therefore vital in wound healing, cell migration, tissue remodeling, angiogenesis and embryogenesis.

The most common and visible lesion associated with plasminogen deficiency is ligneous conjunctivitis, which is characterized by thick, woody (ligneous) growths on the conjunctiva of the eye, and if left untreated, can lead to corneal damage and blindness. Ligneous growths tend to recur after surgical excision, thereby requiring multiple surgeries. While ligneous conjunctivitis is the best characterized and visible lesion, congenital plasminogen deficiency is a multi-systemic disease that can also affect the ears, sinuses, tracheobronchial tree, genitourinary tract, and gingiva. Tracheobronchial lesions including hyper viscous secretions can result in respiratory failure. Hydrocephalus has also been reported in children with severe hypoplasminogenemia, apparently related to the deposition of fibrin in the cerebral ventricular system.

Patients may be born with the inability to produce sufficient plasminogen naturally, a condition referred to as congenital plasminogen deficiency or suffer an acute or acquired deficiency following a trauma or an illness. While our first priority is to provide the treatment of congenital plasminogen deficiency, the Corporation intends to further expand the clinical uses of plasminogen as a priority over the coming years.; Prometic has been working on pursuing new indications such as acquired plasminogen deficiency in critical care such as thrombolysis disorders, severe burns and acute exacerbations in IPF patients. The expansion of the plasminogen development program enables the Corporation to initially target multiple clinical indications with unmet medical needs and leverage the same proprietary formulation for intravenous administration (Ryplazim™ (human plasminogen)). Some extended indications such as tympanic repair will leverage the same Active Pharmaceutical Ingredient (“API”) via different formulations and presentations.

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Combined with market exclusivity and significant growth opportunity, plasminogen is prioritized over advancing certain previously disclosed follow-on therapeutics with competitive landscapes such as C1 Esterase Inhibitor (“C1-INH”).

In a phase 2/3 clinical trial for the treatment of congenital plasminogen deficiency, Ryplazim™ (plasminogen) met its primary and secondary endpoints following the intravenous administration of Ryplazim™ (plasminogen) to patients. In addition to being well tolerated and without any drug related serious adverse events, our Ryplazim™ (plasminogen) treatment achieved a 100% success rate of its primary end point, namely, a targeted increase in the blood plasma concentration level of plasminogen as a surrogate target. Moreover, all patients who had active visible lesions when enrolled in the trial had complete healing of their lesions within weeks of treatment, a 100% patient response rate for this secondary end point.

The Corporation disclosed new long term clinical data in July 2017 from its pivotal phase 2/3 trial of Ryplazim TM (plasminogen) regarding the additional 36 weeks treatment period. The new data demonstrated that its plasminogen treatment prevented the recurrence of lesions in the 10 patients treated with Ryplazim TM (plasminogen) for a total of 48 weeks. Since then and as of April 2018, over 3,200 Ryplazim™ (plasminogen) infusions have been performed with no safety or tolerability issues related to this longer-term dosing and still no recurrence of lesions.

Ryplazim™ (plasminogen) for the treatment of congenital plasminogen deficiency has been granted rare pediatric designation by the FDA which may make it eligible to receive a Priority Review Voucher (PRV) upon regulatory approval by the FDA. Ryplazim™ (plasminogen) has also been granted Fast Track status by the FDA and has been granted Orphan Drug designation by both the FDA and the EMA.

In anticipation of the commercial launch of Ryplazim™ (plasminogen) in the USA and Canada, the Corporation has started to buildout its commercial foot print with the hiring of seasoned medical science liaisons (“MSLs”) and a salesforce. In addition to providing a full “concierge” service for congenital plasminogen deficient patients requiring lifetime home infusion of Ryplazim™ (plasminogen), when granted marketing approval, the Corporation will also focus on sales thereof to tier-1 hospitals across the USA and Canada. This represents an estimated 120 hospitals with over 500 beds, intensive care units and trauma care units which deal with the majority of severely compromised patients with congenital plasminogen deficiency.

On March 28, 2018, Prometic provided an update on the status of the U.S. Food and Drug Administration review of its Biologics License Application (“BLA”) for Ryplazim™ (plasminogen), an investigational plasminogen replacement therapy for the treatment of congenital plasminogen deficiency.

The current BLA filing includes the clinical data on 10 patients with 12 weeks of data for an accelerated regulatory pathway. Since filing the current BLA, Prometic has accumulated additional clinical data encompassing more than 3,700 infusions of Ryplazim™ (plasminogen) over treatment periods exceeding 48 weeks during which similar clinical activity and tolerability profiles, as previously reported, were observed. The original guidance from the FDA was for Prometic to submit such long-term clinical data in a supplemental BLA in order to secure full licensure in 2019. Full licensure would provide for the long-term efficacy and safety data to be included in the prescribing information of Ryplazim™ (plasminogen) which would further support Prometic’s claims of the strong health economics benefit associated with the use of Ryplazim™ (plasminogen). The Corporation continues to supply Ryplazim™, to those patients enrolled in the original clinical trials.

The FDA’s review of the BLA raised no issues regarding the clinical data for the accelerated approval. The FDA has, however, identified the need for Prometic to make a number of changes in the Chemistry, Manufacturing and Controls (“CMC”) section of its BLA. These changes require the implementation and validation of additional analytical assays and “in-process controls” in the manufacturing process of Ryplazim™ (plasminogen). It is necessary to continue manufacturing additional Ryplazim™ (plasminogen) lots to support the implementation and validation of these process changes.

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The FDA requested that such CMC data be submitted as an amendment to the current BLA and has invited Prometic to also submit the long-term (48-week) clinical data at the same time instead of through the originally agreed upon supplemental BLA process. This will allow the FDA to consider granting full-licensure under the current BLA. If granted, this is expected to allow a faster sales ramp-up from launch than could have been achieved had provisional licensure been obtained by the current PDUFA date.

The FDA indicated that the submission of the new CMC data will not impact the previously granted designations, including the Priority Review Status, the Orphan Drug Designation and the Rare Pediatric Disease Designation for Ryplazim™ (plasminogen) for the treatment of congenital plasminogen deficiency.

The Corporation continues to interact with the FDA regarding the filing of its BLA amendment. It has also engaged external consultants to assist with this, and will provide further updates as to timelines in due course.

The Corporation decided to sell the excess plasma it had built up in anticipation of increased production activity that would have followed the approval of the BLA, therefore releasing an important amount of the cash tied up in its raw materials inventory. In April 2018, The Corporation completed a sale for $14.0 million of plasma in exchange for an immediate cash payment. As the market spot price at which this sale was negotiated was slightly below our contract price and USD/CAD exchange has varied from the time the plasma was purchased by Prometic, a net realisable value write-down of the plasma inventory was taken in Q1 2018, in the amount of $1.5 million, since the terms of the sale were known at this time.

Ryplazim™ (plasminogen) in critical care indications associated with acquired plasminogen deficiencies

The Corporation will initiate a series of additional clinical programs to demonstrate the potential efficacy of Ryplazim™ (plasminogen) to address unmet medical needs and fatalities associated with “acquired plasminogen deficiencies”. Such acquired plasminogen deficiencies occur in some medical conditions such as ARDS or in diabetic patients with uncontrolled and elevated blood glucose. ARDS affects 190,000 Americans every year with a 30%-40% mortality rate, and it is documented in literature that one of the complications in these patients is the accumulation of fibrin / fibrous material in the lungs. Preclinical models have demonstrated that treatment with plasminogen helps overcome the accumulation of fibrin (as indicated by the red arrow in the figure below).

In a gold-standard animal model proven to emulate pulmonary fibrosis in humans, Prometic’s Ryplazim™ (plasminogen) performed favourably compared to recently approved IPF drugs to treat this condition (see figure below). Ryplazim™ (plasminogen) significantly reduced tissue scarring (% collagen) in the lungs that was observed in non-treated animals, indicating the potential for providing clinically significant improvement and stabilization in lung function.

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The fibrinolytic systems play a central role in wound healing and tissue repair, a process believed to be abnormal within the IPF affected lung. Animal models of pulmonary fibrosis have demonstrated an imbalance between thrombosis and fibrinolysis within the alveolar compartment, a finding that is also observed in IPF patients. Prometic plans to evaluate whether Ryplazim™ (plasminogen) can help lung function of IPF patients during acute exacerbation episodes which would be both complementary to anti-fibrotic chronic therapy and addressing an unmet medical need in the IPF patient population.

Ryplazim™ (plasminogen) performed equally well in another preclinical model where this time an acute lung injury was induced by the administration of L-Arginine. The administration of Ryplazim™ (plasminogen) brought the lung histology score to the same level as the control group.

The Corporation plans to initiate clinical programs in North America for the potential use of Ryplazim™ (plasminogen) for the treatment of acute exacerbations in patients with ARDS or IPF. Ryplazim™ (plasminogen) was granted Orphan Drug and Fast Track Designations by the FDA for the treatment of IPF.

•

As part of prioritizing tier-1 acquired deficiencies indications relying on Ryplazim™ IV formulation, the Corporation has decided to limit its initial wound healing clinical program for its Plasminogen (sub-cutaneous) therapy in patients suffering from chronic tympanic membrane perforations (TMPs). Following approval from the Swedish Medical Product Agency (MPA), the Phase 1b/2 clinical trial in patients suffering from chronic TMPs was initiated. This is a dose escalation, randomized, placebo-controlled study designed to investigate the safety, feasibility and initial efficacy of local injections of a novel and proprietary plasminogen formulation for the treatment of chronic TMP. Up to 33 adult patients will in due course be enrolled in 3 distinct cohorts. The study is being conducted at a single center in Sweden, under the supervision of Dr. Cecilia Engmér Berglin, MD, PhD from the Department of Otorhinolaryngology at Karolinska University Hospital in Stockholm, Sweden. The Karolinska University Hospital is the second largest ear/nose/throat center in the world. Five patients have already been dosed in the first cohort and the adjusted plan now is to examine the results in the first 12 patients receiving the first and lowest dose before initiating the subsequent 2 cohorts. This will also provide further safety data for the DFU program.

Plasminogen (sub-cutaneous) – TMPs: A tympanic membrane perforation is essentially a hole in the eardrum, which can result from ear infections, injury, and previous surgery such as ventilation tube placement. In addition to hearing loss, eardrum perforations can result in ear infection and drainage.

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Plasminogen (sub-cutaneous) – DFUs: Diabetic foot ulcer is a major complication of diabetes mellitus, and probably the major component of the diabetic foot. Wound healing is an innate mechanism of action that works reliably most of the time. A key feature of wound healing is stepwise repair of lost extracellular matrix (ECM) that forms the largest component of the dermal skin layer. But in some cases, certain disorders or physiological insult disturbs the wound healing process. Diabetes mellitus is one such metabolic disorder that impedes the normal steps of the wound healing process. Many studies show a prolonged inflammatory phase in diabetic wounds, which causes a delay in the formation of mature granulation tissue and a parallel reduction in wound tensile strength.

IVIG for the treatment of Primary Immunodeficiencies Disorder (“PIDD”)

IVIG is the second biopharmaceutical arising from the plasma-derived therapeutics platform that is expected to be launched commercially, when approved. Currently being studied in a non-inferiority pivotal phase 3 open label, single arm, two-cohort multicenter clinical trial that is investigating the safety, tolerability, efficacy and pharmacokinetics of our plasma purified IVIG in a total of 75 patients suffering from PIDD, including 50 adults (cohort 1) and 25 children (cohort 2). The non-inferiority phase 3 clinical trial for IVIG in adults suffering from PIDD was completed in Q1 of 2018, meeting both the clinical primary and secondary endpoints, Prometic’s IVIG demonstrating comparable safety and efficacy data to existing commercial IVIG products without any significant drug related safety issues. The trial involving the pediatric cohort is expected to be completed in Q1 2019.

The primary end point is the rate of clinically documented serious bacterial infections (“SBIs”), defined as bacterial pneumonia, bacteremia and septicemia, osteomyelitis/septic arthritis, bacterial meningitis or visceral abscess. The FDA Guidance for Industry on studies required to support marketing of IVIG states: “…a statistical demonstration of a serious infection rate per person-year less than 1.0 is adequate to provide substantial evidence of efficacy”. Since there were no SBIs observed during the study, Prometic IVIG 10% met this requirement.

Secondary endpoints including episodes of fever (≥100.4°F), number of missed days, number of days of hospitalization due to infection, number of days on antibiotics, number of infections other than SBI, and trough IgG level were comparable between Prometic’s IVIG and commercial drugs. Only 4.94 days/subject/year were lost from work with Prometic IVIG 10%, which was significantly less than the rate observed while on commercial product.

Primary immunodeficiencies are disorders in which part of the body’s immune system is missing or does not function normally. To be considered a primary immunodeficiency, the cause of the immune deficiency must not be secondary in nature (i.e., caused by other disease, drug treatment, or environmental exposure to toxins). Most primary immunodeficiencies are genetic disorders; the majority are diagnosed in children under the age of one, although milder forms may not be recognized until adulthood. While there are over 100 recognized PIDDs, most are very rare. About 1 in 500 people in the United States are born with a primary immunodeficiency1. Immune deficiencies can result in persistent or recurring infections, autoinflammatory disorders, tumors, and disorders of various organs. There are currently no cures for these conditions; treatment is palliative and consists of managing infections and boosting the immune system.

The Corporation plans to file a New Drug Submission (“NDS”) with Health Canada and a BLA with the FDA. The IVIG regulatory timelines will be updated once the Ryplazim™ process is locked-in and approved by FDA.

Once approved for sale, Prometic’s production of IVIG in certain of its manufacturing facilities will be coordinated with the production of plasminogen, thus contributing to a higher revenue per liter of plasma processed.

[1]

Lim MS, Elenitoba-Johnson KS (2004). “The Molecular Pathology of Primary Immunodeficiencies”. The Journal of molecular diagnostics : JMD. 6 (2): 59–83. doi:10.1016/S1525-1578(10)60493-X. PMC 1867474 PMID 15096561.

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NantPro, a subsidiary of the Corporation, is the entity responsible to commercialize IVIG for treatment of primary immunodeficiency diseases in the USA. These exclusive commercialization rights for IVIG for PIDD in the USA were granted pursuant to a license agreement entered between NantPro and its sister company, PBT, in 2012. PBT has also since then been providing development services for NantPro consisting of pre-clinical and regulatory activities, such as filing of the IND for IVIG for treatment of PIDD as well as preparing for and overseeing the on-going phase 3 clinical trial. NantPro and PBT also entered in an exclusive manufacturing and supply agreement in 2012 whereby NantPro would obtain 100% of its IVIG supply by PBT or an affiliate thereof on its behalf.

Inter Alpha-One Inhibitor protein (“IAIP”) for the treatment of Necrotising Enterocolitis in Neonates (NEC):

Inter Alpha-One Inhibitor protein (“IAIP”) is the third biopharmaceutical arising from the plasma-derived therapeutics platform that is expected to be launched commercially, subject to FDA approval. It is currently in the pre-clinical development phase and the corporation’s intent is to meet with the FDA to define the optimal clinical trial to support the efficacy and safety in neonates suffering from necrotizing enterocolitis (NEC). Prometic’s IAIP for the treatment of NEC has been granted a rare pediatric designation by the FDA which makes it eligible to receive a Priority Review Voucher (PRV) upon regulatory approval by the FDA. IAIP for the treatment of NEC has also been granted both Fast Track status and an Orphan Drug designation by the FDA.

NEC is a devastating inflammatory bowel condition that affects predominantly premature infants. NEC can ultimately destroy the wall of the bowel (intestine) and lead to perforation of the intestine and spillage of stool into the infant’s abdomen, which can result in an overwhelming infection and death. The cause of NEC is not well understood but appears to involve bacteria, injury to the bowel lining, inadequate oxygen supply to the bowel, and an abnormal immune response. Overall, NEC affects an estimated 8,000-12,000 live births each year in the USA. The disease has been reported to affect about 11 percent of very low birthweight infants born before 29 weeks of age. Mortality rates are high and range from about 15% to 30%.

NEC is the most commonly acquired gastrointestinal disease diagnosed in premature neonates and is one of the leading causes of death in neonatal intensive care units. The economic cost of NEC is high, accounting for approximately 19% of neonatal expenditures and an estimated $5 billion per year for hospitalizations in the United States alone. Even when surgery can be avoided, the average cost of hospitalization has been estimated at around $73,000, with a length of stay exceeding 22 days longer than that for other premature infants. However, if surgical care is required, there is an average additional cost of approximately $186,000, and infants require a length of stay 60 days longer than other premature infants.

The Corporation entered into various licensing and R&D service agreements with Prothera Biotherapeutics, Inc (“Prothera”) in 2015 for the purpose of advancing the development of IAIP for the treatment of NEC. Prothera have certain core competencies concerning IAIP that the Corporation does not need to duplicate. With IAIP now being earmarked as a forthcoming follow-on therapeutic to enter the clinic once the Ryplazim™ BLA is approved, there is a need for the service agreement to be extended. During the quarter ended March 31, 2018, the Corporation entered into an agreement with Prothera whereby it made available a credit facility of US$2 million which shall be disbursed in equal quarterly installments of US$250,000 over the next 2 years.

Other Plasma-Derived Therapeutics

Prometic has developed processes to recover and purify several other proteins from plasma including fibrinogen, Alpha1 antitrypsin, albumin and C1 esterase Inhibitors. Several of these proteins and others for which their respective bioseparation process are under development, will eventually be advanced for clinical development. The Corporation has however elected to prioritize the advancement of multiple indications for its first anticipated plasma-derived product, Ryplazim™ (plasminogen) in both IV and sub-cutaneous formulations and dosage-forms as a means to accelerate revenue growth generated by the anticipated commercial launch of Ryplazim™ (plasminogen) and IVIG, as these products receive their respective regulatory approvals.

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Plasma-derived segment business update

The Corporation has, on January 29 2018, restructured its relationship with Masterplasma LLC, originally entered into in December, 2014. The parties terminated their original venture due to geopolitical, regulatory and operational risks of having a drug manufacturing facility in Russia for the export of biologicals to North America as well as for the fact that there was an unexpected decline in the local Russian market for plasma-derived therapeutics due to a devalued currency. The parties have however, retained reciprocal optional rights to re-enter into this venture at a future date, should positive changes to market conditions emerge. Further, the Corporation entered into license agreements and option agreements with Masterplasma to in-license and to also have access to strategic technologies, product and process intellectual property, know-how, regulatory files and equipment that it expects to potentially develop, exploit and commercialize under its plasma-derived therapeutics platform and specifically in relation to its proprietary phase 3 clinical assets, Plasminogen and IVIG. Considerations paid for these rights consisted of the issuance of 1,113,342 shares of the Corporation at market price the day of the restructuring, with another 2 tranches to follow at the first and second anniversary dates (1M USD equivalent at the respective 5-day VWAP preceding said 2 anniversary dates). The Corporation also granted Masterplasma 4 million warrants bearing a 5-year term and exercise price of $3.00, to fully vest over the 2 years following the restructuring date.

In April 2018, the Corporation and the non-controlling shareholders of PBP entered into an agreement whereby Prometic acquired the non-controlling shareholders 13% interest in the subsidiary in exchange for 4,712,422 common shares of the Corporation. The transaction was done at this time while the cost to gain the sole ownership of the Laval manufacturing facility is relatively small and this will provide the Corporation with the flexibility it may require in running its manufacturing activities in Canada.

Bioseparations segment

The Bioseparations segment comprises several operating subsidiaries the main one being Prometic Bioseparations Ltd. (“PBL”), based in the United Kingdom (Isle of Man and Cambridge).

Prometic’s Bioseparations segment is known for its world-class expertise in bioseparation, specifically for large-scale purification of biologics and the elimination of pathogens. These technologies are being used by several industry leaders. Prometic has also leveraged its own industry leading affinity technology to develop a highly efficient extraction and purification process of therapeutic proteins from human plasma in order to develop best-in-class therapeutics. The Bioseparations segment supplies the affinity resins to the Plasma-derived therapeutics segment and also to our licensees.

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FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

Results of operations

The consolidated statement of operations for the quarter and the six months ended June 30, 2018 compared to the same period in 2017 are presented in the following table.

	Quarter ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues	$20,155	$3,619	$24,447	$8,485
Expenses
Cost of sales and other production expenses	16,406	1,551	21,172	3,941
Research and development expenses	24,004	24,528	46,420	48,915
Administration, selling and marketing expenses	6,944	8,061	14,647	15,007
Loss on foreign exchange	958	303	2,069	519
Finance costs	5,332	1,867	9,575	3,241

Net loss before income taxes	$(33,489)	$(32,691)	$(69,436)	$(63,138)

Income tax recovery:
Current	—	(75)	(1)	(150)
Deferred	(422)	(1,109)	(1,753)	(2,348)

	(422)	(1,184)	(1,754)	(2,498)

Net loss	$(33,067)	$(31,507)	$(67,682)	$(60,640)

Net loss attributable to:
Owners of the parent	(32,270)	(29,513)	(63,941)	(55,910)
Non-controlling interests	(797)	(1,994)	(3,741)	(4,730)

	$(33,067)	$(31,507)	$(67,682)	$(60,640)

Loss per share
Attributable to the owners of the parent
Basic and diluted	$(0.05)	$(0.04)	$(0.09)	$(0.08)

Weighted average number of outstanding shares (in thousands)	716,373	668,829	714,048	660,459

Revenues

Total revenues for the six months ended June 30, 2018 were $24.4 million compared to $8.5 million during the comparative period of 2017 which represents an increase of $16.0 million. Total revenues for the quarter ended June 30, 2018 were $20.2 million compared to $3.6 million during the comparative period of 2017, representing an increase of $16.5 million.

Revenues in 2018 and 2017 included revenues from product sales, development service revenues and rental revenues. Revenues from each source may vary significantly from period to period.

The following table provides the breakdown of total revenues by source for the quarter and the six months ended June 30, 2018 compared to the corresponding period in 2017.

	Quarter ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues from the sale of goods	$19,690	$2,678	$23,479	$7,102
Revenues from the rendering of services	329	680	579	881
Rental revenue	136	261	389	502

	$20,155	$3,619	$24,447	$8,485

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Revenues from the sale of goods were $23.5 million during the six months ended June 30, 2018 compared to $7.1 million during the corresponding period of 2017, representing an increase of $16.4 million. Revenues from the sale of goods were $19.7 million during the second quarter of 2018 compared to $2.7 million during the corresponding period of 2017, representing an increase of $17.0 million. The increased sales revenues for 2018 are due to a $14.0 million sale of normal source plasma. As a result of the change in the production forecast due to the delay of the BLA approval for Ryplazim™ (plasminogen), it decided to sell this inventory. Since the Corporation had already set the terms to this transaction during the first quarter, whereby the plasma would be sold at a price below its carrying amount and took a write-down on the inventory at that time to reduce it to its net realizable value, the sale and cost of sales recorded on this transaction are equal, essentially generating no gross margin. The remainder of the increase over the quarter and the six months ended June 30, 2017, is due to an increase in revenues in the Bioseparations segment.

Service revenues declined slightly when comparing the quarter and six months ended June 30, 3018 to the corresponding periods in 2017. Service revenues were $0.6 million during the six months ended June 30, 2018 compared to $0.9 million for the corresponding period of 2017, representing a decrease of $0.3 million. Service revenues were $0.3 million during the second quarter of 2018 compared to $0.7 million during the corresponding period of 2017, representing a decrease of $0.4 million. Both the Bioseparations and the Plasma-derived therapeutics segments generated service revenues.

The Corporation earns rental revenues from the leasing of plant space at the Telesta Belleville manufacturing facility and subleasing of the former Telesta head offices located in Montreal. There were no significant revenues from the Small molecule therapeutics segment.

Cost of sales and other production expenses

Cost of sales and other production expenses were $21.2 million during the six months ended June 30, 2018 compared to $3.9 million for the corresponding period in 2017, representing an increase of $17.2 million. Cost of sales and other production expenses were $16.4 million during the quarter ended June 30, 2018 compared to $1.6 million for the corresponding period in 2017, representing an increase of $14.9 million. This statement of operation caption includes the cost of the inventory sold but also production expenses related to commercial products that are not capitalizable into inventory and inventory write-downs. Of these increases, $14.0 million is due to the increase in volume of sales of goods in the Plasma-derived therapeutics segment as a result of the important sale of normal source plasma. Also contributing to the increase in cost of sales and other production expenses is the write-down of $1.5 million taken during the first quarter in anticipation of this transaction. For this specific transaction, the plasma was sold at a price below it carrying amount on the statement of financial position.

The remainder of the increase in cost of sales and production cost reflects the higher sales in the Bioseparations segment.

Revenues from the sale of goods is composed of different products and the margins on individual products vary significantly. Several Prometic products are custom designed for specific customers. Since key customers tend to place significant orders that may not be repeated on a yearly basis, the sales for individual products, like product sales, in general are quite variable. This is compounded by the fact that a high proportion of sales in a given period usually come from a limited number of customers. If larger customers purchase higher margin product or lower margin product, it will create volatility in the total margins and in the cost of goods sold from period to period. In addition, the size of the orders will affect the batch size used in production. Larger batch sizes render higher gross margins.

Research and development expenses

The R&D expenses for the quarter and the six months ended June 30, 2018 compared to the same period in 2017 broken down into its two main components are presented in the following table.

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	Quarter ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Manufacturing and purchase cost of therapeutics to be used in clinical trials	$9,912	$7,409	$16,214	$16,640
Other research and development expenses	14,092	17,119	30,206	32,275

Total research and development expenses	$24,004	$24,528	$46,420	$48,915

R&D expenses were $46.4 million during the six months ended June 30, 2018 compared to $48.9 million for the corresponding period in 2017, representing a decrease of $2.5 million. R&D expenses were $24.0 million during the quarter ended June 30, 2018 compared to $24.5 million for the corresponding period in 2017, representing a decrease of $0.5 million.

R&D expenses include the cost to manufacture plasma-derived therapeutics and small molecule therapeutics to be used in clinical trials and for the development of our production processes. The plasma-derived therapeutics are produced at the Laval plant and the Winnipeg CMO while the small molecule therapeutics are manufactured by a third party for Prometic. The manufacturing cost of these therapeutics was $16.2 million during the six months ended June 30, 2018 compared to $16.6 million for the corresponding period in 2017, representing a slight decrease of $0.4 million.

The manufacturing and purchase cost of plasma-derived and small molecule therapeutics to be used in clinical trials and for the development of our production processes was $9.9 million during the quarter ended June 30, 2018 compared to $7.4 million during the corresponding period of 2017, representing an increase of $2.5 million. This increase is principally due to the fact that there was a reduction in production activities at the Laval plant while that facility is focused on addressing the comments received by the FDA during the audit of this facility at the end of 2017 in relation to the review of the BLA for plasminogen. In comparison to the same period of 2017 when the segment was building pre-launch inventory, there were no production expenses capitalized to inventory during the first six months of 2018.

Other R&D expenses were $30.2 million during the six months ended June 30, 2018 compared to $32.3 million for the corresponding period in 2017, representing a decrease of $2.1 million. The decrease is due to a reduction in external clinical trial and pre-clinical testing expenses. This was partially offset by an increase in employee compensation expense and by additional spending on additional analytical assays and consultants assisting Prometic in the implementation of additional in-process controls requested by the FDA in their review of the CMC section of its BLA for congenital plasminogen deficiency.

Other R&D expenses were $14.1 million during the quarter ended June 30, 2018 compared to $17.1 million for the corresponding period in 2017, representing a decrease of $3.0 million mainly due to the reduction in external costs incurred for clinical trials, pre-clinical research. This was partially offset by additional spending on analytical assays and consultants in regards to the manufacturing process for Ryplazim™ (plasminogen).

Administration, selling and marketing expenses

Administration, selling and marketing expenses declined slightly at $14.6 million during the six months ended June 30, 2018 compared to $15.0 million for the corresponding period in 2017, representing a decrease of $0.4 million.

Administration, selling and marketing expenses were $6.9 million during the quarter ended June 30, 2018 compared to $8.1 million for the corresponding period in 2017, representing a decrease of $1.1 million due mainly to reduction in consulting fees and employee compensation expense.

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Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted stock units issued to employees and board members. This expense has been recorded as follows:

	Quarter ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Cost of sales and other production expenses	$37	$106	$91	$170
Research and development expenses	322	918	792	1,520
Administration, selling and marketing expenses	347	1,070	943	1,646

	$706	$2,094	$1,826	$3,336

Share-based payments expense were $1.8 million during the six months ended June 30, 2018 compared to $3.3 million during the corresponding period of 2017, representing a decrease of $1.5 million. Share-based payments were $0.7 million during the quarter ended June 30, 2018 compared to $2.1 million during the corresponding period of 2017, representing a decrease of $1.4 million.

The RSU expense may vary significantly from period to period as certain milestones are met, others increase or decrease in likelihood as projects advance and the time to achieve the milestones before the RSU expiry decreases. The reduction in RSU expense also reflects the lower pace of achievement of corporate objectives, ultimately impacting management remuneration.

The stock option expense is also lower as the cost of the option grants over the last two years has declined, reflecting the lower price of the Corporation’s common shares.

Finance costs

Finance costs were $9.6 million for the six months ended June 30, 2018 compared to $3.2 million during the corresponding period of 2017, representing an increase of $6.3 million. This increase reflects the higher level of debt during the six months ended June 30, 2018 compared to the same period of 2017, reflecting the increase in the OID loans and the amounts drawn on the non-revolving credit facility agreement and the higher cost of borrowing of the non-revolving credit facility. Finance costs were $5.3 million for the quarter ended June 30, 2018 compared to $1.9 million during the corresponding period of 2017, representing an increase of $3.5 million. Total long-term debt on the consolidated statement of financial position was $126 million at June 30, 2018 compared to $67.5 million at June 30, 2017.

Income taxes

The Corporation recorded an income tax recovery of $1.8 million during the six months ended June 30, 2018 compared to $2.5 million for the corresponding period of 2017, representing a decrease of $0.7 million. The Corporation recorded a deferred income tax recovery of $0.4 million during the quarter ended June 30, 2018 compared to $1.2 million for the corresponding period of 2017, representing a decrease of $0.8 million. The primary reason for the income tax recoveries relates to the recognition of deferred tax assets from Prometic’s share of Nantpro’s unused tax losses.

Net loss

The Corporation incurred a net loss of $67.7 million during the six months ended June 30, 2018 compared to a net loss of $60.6 million for the corresponding period of 2017, representing an increase in the net loss of $7.0 million. The Corporation incurred a net loss of $33.1 million during the quarter ended June 30, 2018 compared to a net loss of $31.5 million for the corresponding period of 2017, representing an increase of $1.6 million. The net loss for the six months ended June 30, 2018 is higher mainly due to the increase in financing cost of $6.3 million and the inventory write-down of $1.5 million. This was partially offset by the decrease in R&D of $2.5 million during the six months ended June 30, 2018 compared to the corresponding period in 2017.

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EBITDA analysis

The Adjusted EBITDA for the Corporation for the quarter and the six months ended June 30, 2018 and 2017 are presented in the following tables:

	Quarter ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net loss	$(33,067)	$(31,507)	$(67,682)	$(60,640)
Adjustments to obtain Adjusted EBITDA
Loss (gain) on foreign exchange	958	303	2,069	519
Finance costs	5,332	1,867	9,575	3,241
Income tax recovery	(422)	(1,184)	(1,754)	(2,498)
Depreciation and amortization	1,429	1,075	2,711	2,081
Share-based payments expense	706	2,094	1,826	3,336

Adjusted EBITDA	$(25,064)	$(27,352)	$(53,255)	$(53,961)

Adjusted EBITDA is a non-GAAP measure that is not defined or standardized under IFRS and it is unlikely to be comparable to similar measures presented by other companies. The Corporation believes that Adjusted EBITDA provides an additional insight in regards to the cash used in operating activities on an on-going basis. It also reflects how management analyzes the Corporation’s performance and compares that performance against other companies. In addition, we believe that Adjusted EBITDA is a useful measure as some investors and analysts use EBITDA and similar measures to compare the Corporation against other companies. Adjusted EBITDA adjusts Net loss for the elements presented in the table above. Inventory write-downs are not excluded from this measure.

Total Adjusted EBITDA for the Corporation was consistent at $(53.3) million for the six months ended June 30, 2018 compared to $(54.0) million for the comparative period of 2017, representing a decrease in Adjusted EBITDA loss of $0.7 million. and at $(25.1) million for the quarter ended June 30, 2018 compared to $(27.4) million for the comparative period of 2017, representing an increase in EBITDA of $2.3 million, reflecting the ongoing cost control measures.

Segmented information analysis

For the six months ended June 30, 2018 and 2017

The profit (loss) for each segment and the net loss before income taxes for the total Corporation for the six months ended June 30, 2018 and 2017 are presented in the following tables.

For the six months ended June 30, 2018	Small molecule therapeutics	Plasma- derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$14,961	$9,416	$70	$24,447
Intersegment revenues	—	14	319	(333)	—

Total revenues	—	14,975	9,735	(263)	24,447
Cost of sales and other production expenses	—	16,531	4,795	(154)	21,172
R&D - Manufacturing and purchase cost of therapeutics to be used in clinical trials	46	16,292	—	(124)	16,214
R&D - Other expenses	9,186	17,623	3,397	—	30,206
Administration, selling and marketing expenses	1,812	5,719	1,502	5,614	14,647

Segment profit (loss)	$(11,044)	$(41,190)	$41	$(5,599)	$(57,792)
Loss on foreign exchange					2,069
Finance costs					9,575

Net loss before income taxes					$(69,436)

Other information
Depreciation and amortization	$257	$1,792	$495	$167	$2,711
Share-based payment expense	325	496	124	881	1,826

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For the six months ended June 30, 2017	Small molecule therapeutics	Plasma- derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$1,414	$7,038	$33	$8,485
Intersegment revenues	—	18	812	(830)	—

Total revenues	—	1,432	7,850	(797)	8,485
Cost of sales and other production expenses	—	1,201	3,421	(681)	3,941
R&D - Manufacturing and purchase cost of therapeutics to be used in clinical trials	1,111	15,613	—	(84)	16,640
R&D - Other expenses	7,937	20,804	3,531	3	32,275
Administration, selling and marketing expenses	1,634	5,726	1,278	6,369	15,007

Segment loss	$(10,682)	$(41,912)	$(380)	$(6,404)	$(59,378)
Loss on foreign exchange					519
Finance costs					3,241

Net loss before income taxes					$(63,138)

Other information
Depreciation and amortization	$200	$1,278	$442	$161	$2,081
Share-based payment expense	552	836	157	1,791	3,336

Small molecule therapeutics segment

The segment loss for small molecule therapeutics was $11.0 million during the six months ended June 30, 2018 compared $10.7 million during the corresponding period, a slight increase of $0.3 million mainly due to the increase in other R&D expenses which includes the cost of clinical trials and pre-clinical research that were partially offset by a decline in the cost of the therapeutics purchased from third party manufacturers to be used for clinical trials and pre-clinical research.

Plasma-derived therapeutic segment

The revenues for the Plasma-derived therapeutics segment are usually generated from the sales of specialty plasma to third parties, the provision of services to licensees and some rental revenues coming from the leasing of a portion of the Belleville plant. During the second quarter of 2018, the segment sold $14.0 million of normal source plasma. As a result of the change in the production forecast due to the delay of the BLA approval for Ryplazim™ (plasminogen), it decided to sell this inventory. The normal source plasma was sold at $14.0 million below its carrying amount of $15.6 million.

The manufacturing cost of plasma-derived therapeutics to be used in clinical trials and for the development of our production processes was slightly higher during the six months ended June 30, 2018 at $16.3 million compared to $15.6 million during the corresponding period of 2017., The difference is comprised of lower sums capitalized to inventory offset by lower CMO charges in in Winnipeg.

Other R&D expenses were $17.6 million during the six months ended June 30, 2018 compared to $20.8 million during the corresponding period of 2017 representing a decrease of $3.2 million. The decrease is mainly due to the reduction in the clinical trial and pre-clinical research expenses which were partially offset by additional spending in relation to the implementation and validation of additional analytical assays and “in-process” controls in the manufacturing of Ryplazim™ (plasminogen).

Similar to the overall R&D expenditures, administration, selling and marketing expenses remained stable resulting in the segment loss remaining at similar levels. The segment loss for the six months ending June 30, 2018 was $41.2 million compared to $41.9 million for the corresponding period.

Bioseparations segment

The revenues for the Bioseparations segment are generated mainly from sales of goods and the provision of resin development services to external customers but the segment also generates the same type of revenues from its transactions with the Plasma-derived therapeutics segment. Revenues for the segment increased by $1.9 million for the six months ended June 30, 2018 compared to the corresponding period of 2017 of which $2.4 million is an increase due to the external revenues and $0.5 million is a decrease due to Intersegment revenues. The external sales increased as a result of higher sales revenue in GBP compounded by a higher CAD/GBP exchange rate this year compared to the same period in 2017. The cost of sales and other production expenses increased in line with the increase in sales.

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The Bioseparations segment results broke-even during the six months ended June 30, 2018 compared to a slight loss of $0.4 million during the corresponding period in 2017.

For the quarters ended June 30, 2018 and 2017

The profit (loss) for each segment and the net loss before income taxes for the total Corporation for quarters ended June 30, 2018 and 2017 are presented in the following tables.

For the quarter ended June 30, 2018	Small molecule therapeutics	Plasma- derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$14,438	$5,682	$35	$20,155
Intersegment revenues	—	—	202	(202)	—

Total revenues	—	14,438	5,884	(167)	20,155
Cost of sales and other production expenses	—	14,427	2,063	(84)	16,406
R&D - Manufacturing and purchase cost of therapeutics to be used in clinical trials	44	9,961	—	(93)	9,912
R&D - Other expenses	4,238	8,238	1,616	—	14,092
Administration, selling and marketing expenses	915	2,811	749	2,469	6,944

Segment profit (loss)	$(5,197)	$(20,999)	$1,456	$(2,459)	$(27,199)
Loss on foreign exchange					958
Finance costs					5,332

Net loss before income taxes					$(33,489)

Other information
Depreciation and amortization	$126	$965	$252	$86	$1,429
Share-based payment expense	154	193	56	303	706

For the quarter ended June 30, 2017	Small molecule therapeutics	Plasma- derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$691	$2,895	$33	$3,619
Intersegment revenues	—	13	333	(346)	—

Total revenues	—	704	3,228	(313)	3,619
Cost of sales and other production expenses	—	400	1,392	(241)	1,551
R&D - Manufacturing and purchase cost of therapeutics to be used in clinical trials	245	7,209	—	(45)	7,409
R&D - Other expenses	4,730	10,358	2,030	1	17,119
Administration, selling and marketing expenses	1,084	3,442	636	2,899	8,061

Segment loss	$(6,059)	$(20,705)	$(830)	$(2,927)	$(30,521)
Loss on foreign exchange					303
Finance costs					1,867

Net loss before income taxes					$(32,691)

Other information
Depreciation and amortization	$100	$663	$227	$85	$1,075
Share-based payment expense	353	506	80	1,155	2,094

Small molecule segment

The segment loss for small molecule therapeutics decreased by $0.9 million during the quarter ended June 30, 2018 compared to the corresponding period in 2017 mainly due to the similar reduction in R&D expenditures. The decrease reflects the reduction of expenses relating to trials that are completed and the delay in launching certain new programs for which funding has yet to be secured.

Plasma-derived therapeutics segment

The segment loss for plasma-derived therapeutics remained at similar levels during the quarter ending June 30, 2018 compared to the corresponding period in 2017. The increase in net sales due to the $14.0 million sale of normal source plasma during the quarter generated a gross margin of nil, therefore not impacting on the profitability of the current quarter. The cost of manufacturing the therapeutics to be

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used for clinical trials and for the development of our production processes increased but this was almost offset by the decline in other R&D expenses. Administration, selling and marketing expenses declined during the quarter ended June 30, 2018 compared to the corresponding period in 2017 offsetting the slight increase in total R&D expenses.

Bioseparations segment

Revenues for the segment increased by $2.7 million for the quarter ended June 30, 2018 compared to the corresponding period of 2017 mainly has a result of higher product sales to third parties. The increase in the sales and the margin contribution resulted in the segment recording a profit of $1.5 million during the quarter ended June 30, 2018 compared to the corresponding period in 2017.

Financial condition

The consolidated statements of financial position at June 30, 2018 and December 31, 2017 are presented in the following table followed by a discussion of the key changes in the statement of financial position between both dates.

	June 30, 2018	December 31, 2017
Cash	$11,821	$23,166
Accounts receivable	7,036	6,839
Income tax receivable	3,085	4,116
Inventories	23,192	36,013
Prepaids	2,774	2,141

Total current assets	47,908	72,275
Long-term income tax receivable	113	108
Other long-term assets	9,194	8,663
Capital assets	45,615	45,254
Intangible assets	162,500	156,647
Deferred tax assets	926	926

Total assets	$266,256	$283,873

Accounts payable and accrued liabilities	$27,844	$29,954
Advance on revenues from a supply agreement	1,485	1,901
Current portion of long-term debt	2,206	3,336
Deferred revenues	1,602	829

Total current liabilities	33,137	36,020
Long-term portion of operating and finance lease inducements and obligations	2,027	2,073
Other long-term liabilities	4,244	3,335
Long-term debt	123,998	83,684
Deferred tax liabilities	12,975	15,330

Total liabilities	$176,381	$140,442

Share capital	$581,842	$575,150
Contributed surplus	17,551	16,193
Warrants and future investment rights	83,144	73,944
Accumulated other comprehensive loss	(1,187)	(1,622)
Deficit	(623,032)	(541,681)

Equity attributable to owners of the parent	58,318	121,984
Non-controlling interests	31,557	21,447

Total equity	89,875	143,431

Total liabilities and equity	$266,256	$283,873

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Cash

Cash decreased by $11.3 million at June 30, 2018 compared to December 31, 2017. Cash balances are directly influenced by the timing and size of financing events and operating revenues and expenditures. Cash flows and liquidity are discussed in detail further in the MD&A.

Accounts receivable

Accounts receivable increased by $0.2 million at June 30, 2018 compared to December 31, 2017 mainly due to higher sales tax receivable balances offset by a reduction in tax credits receivable.

Income tax receivable

Current income tax receivable decreased by $1.0 million at June 30, 2018 compared to December 31, 2017 mainly due to the receipt of a portion of the refundable R&D tax credits recognized on operations in the U.K. during 2017. The long-term income tax receivable essentially remained unchanged.

Inventories

Inventories decreased by $12.8 million at June 30, 2018 compared to December 31, 2017 principally due to the sale of plasma inventory and the use of certain plasminogen inventory in the year to date. These decreases were partially offset by an increase in bioseparations finished goods.

Other long-term assets

Other long-term assets increased by $0.5 million at June 30, 2018 compared to December 31, 2017. The increase is mainly due to the acquisition of an option to buy production equipment of $0.7 million and an investment made in convertible debt of Prothera for $0.8 million, with whom we have entered into license and R&D services agreement in order to advance the development of IAIP. This was partially offset by a decrease in the deferred financing by $0.8 million principally due to the amortization of the cost incurred in establishing the non-revolving credit facility.

Capital assets

Capital assets remained at similar levels at June 30, 2018 compared to December 31, 2017.

Intangible assets

Intangible assets increased by $5.9 million at June 30, 2018 compared to December 31, 2017. The increase is due to the acquisition of two licenses for intellectual property relating to new indications for plasma-derived therapeutics that the Corporation may target for future development. In consideration for the licences, the Corporation issued four million warrants and committed to paying US$3 million, US$1 million on the date of the transaction, and another US$1 million on both the first and second anniversary of the transaction, to be settled in common shares of the Corporation. A financial liability has been recognised for the second and third payments.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities decreased by $2.1 million at June 30, 2018 compared to December 31, 2017 mainly due to the decrease in wages and benefits payable and the current portion of operating and finance lease inducements and obligations. This was partially offset by the recognition of the current portion of the license acquisition payment obligation by $1.3 million (US$1 million) explained above.

Long-term debt

Long-term debt increased by $39.2 million at June 30, 2018 compared to December 31, 2017. The increase results primarily from the drawdowns on the non-revolving credit facility in January, February and April 2018 that resulted in an increase in long-term debt at the dates of these transactions of $32.5 million. The interest accretion on the long-term debt during the six months ended June 30, 2018 were $8.5 million. Those increases were partially offset by repayment made on long-term debt of $1.5 million and the repayment of stated interest on long-term debt of $2.3 million as at June 30, 2018.

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Deferred tax liabilities

Deferred tax liabilities decreased by $2.4 million at June 30, 2018 compared to December 31, 2017 mainly due by the recognition of $1.8 million in deferred income tax assets on NantPro losses during the six months ended June 30, 2018. The remainder of the decrease in the liability is the declined in the CAD/USD exchange rate resulting in lower deferred taxes when converted into Canadian dollars in the financial statements.

Share Capital

Share capital increased by $6.7 million at June 30, 2018 compared to December 31, 2017 mainly due to the issuance of common shares for the acquisition of the Corporation’s 13% interest in PBP in exchange for 4,712,422 common shares at $3.6 million and the acquisition of licenses and an option to buy equipment, the total valued at $2.0 million. The remainder of the increase is due to the issuance of shares from the exercise of stock options.

Contributed surplus

Contributed surplus increased by $1.4 million at June 30, 2018 compared to December 31, 2017. The increase is principally due to the recognition of share-based payment expense of $1.8 million during the quarter ended June 30, 2018 partially offset by the exercise of stock options.

Warrants and future investment rights

Warrants and future investment rights increased by $9.2 million at June 30, 2018 compared to December 31, 2017 mainly due to the issuance of four million warrants valued at $1.7 million for the acquisition of a license and the recognition of the vested portion of the Seventh Warrants which were issued on November 30, 2017, pursuant to entering into a non-revolving credit facility agreement. During the six months ended June 30, 2018, 22 million of those warrants have vested and have been recognized for an amount of $7.5 million.

Non-controlling interests (“NCI”)

The non-controlling interests increased by $10.1 million at June 30, 2018 compared to December 31, 2017. The variation in the NCI between June 30, 2018 and December 31, 2017 is shown below:

Balance at December 31, 2017	$21,447
Share in losses	(3,741)
Share in Prometic’s funding of NantPro	2,202
Derecognition of the NCI in Prometic Bioproduction Inc.	11,649

NCI balance at June 30, 2018	$31,557

In April 2018, the Corporation and the non-controlling shareholders of Prometic Bioproduction Inc. entered into an agreement whereby Prometic would acquire the non-controlling shareholders 13% interest in the subsidiary in exchange for 4,712,422 common shares of the Corporation. The difference of $15,278 between the value of the equity issued in payment of the 13% ownership acquired of $3,629 and the value of the total net liabilities attributed to the NCI at the date of the transaction of $11,649 that was derecognized from the statement of financial position was recognized in the deficit to reflect Prometic’s increase in the ownership of the subsidiary.

Cash flow analysis

The condensed interim consolidated statements of cash flows for the six months ended June 30, 2018 and the comparative period in 2017 are presented below.

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	Six months ended June 30,
	2018	2017
Cash flows used in operating activities	$(44,915)	$(62,332)
Cash flows from financing activities	36,424	43,804
Cash flows from (used in) investing activities	(3,072)	5,170

Net change in cash during the period	(11,563)	(13,358)
Net effect of currency exchange rate on cash	218	(156)
Cash beginning of period	23,166	27,806

Cash end of the period	$11,821	$14,292

Cash flow used in operating activities reduced by $17.4 million during the six months ended June 30, 2018 compared to the same period in 2017 due to the sale of plasma inventory being used to fund operating costs.

Cash flows from financing activities decreased by $7.4 million during the six months ended June 30, 2018 compared to the same period in 2017. The cash flow received from the issuance of debt and warrants during the six months ended June 30, 2018 was higher by $14.9 million compared to those received during the corresponding period of 2017 but lower than the proceeds received from the exercise of the future investment rights of $21.1 million during the six months ended June 30, 2017.

Cash flows from investing activities decreased by $8.2 million during the six months ended June 30, 2018 compared to the same period in 2017. In 2017, the Corporation sold marketable securities and short-term investments of $11.1 million while there was no such sale in 2018. This decrease in inflows was partially offset by a reduction in the payments made for the acquisition of capital assets.

LIQUIDITY AND CONTRACTUAL OBLIGATIONS

At June 30, 2018, the Corporation’s working capital is a surplus of $14.9 million.

The Corporation funds its research and development activities with profits generated mainly from the sale of Bioseparation products to third parties, the revenues it receives from licensing agreements, and periodically from the issuance of shares, warrants and long-term debt. Depending on the licensing agreements or agreements entered into with third parties to jointly develop a therapeutic for a certain health indication and market, the Corporation will likely need to secure additional financing to finance its R&D activities until such time as the plasma-derived therapeutics that are currently at the BLA stage (plasminogen for congenital deficiency) and still in phase 3 clinical trials (IVIG for PIDD), are commercialized and generating revenues.

As the Corporation develops its scale-up plans for both production capacity and plasma sourcing, the level of likely future investment required will be determined by the decision to scale-up in-house or via outsourcing to third parties. The Corporation’s capacity to successfully attract new financings will depend namely on the attractiveness of Prometic’s common shares to investors, which will be influenced by many factors including the success of our regulatory filings and with the clinical trials as they progress and the market, risks and economic merits of our projects.

Looking forward, there are several transactions that may generate additional cash inflows that will support the ongoing operation expenditures such as:

•	the Corporation had at June 30, 2018, US$30 million still available to draw upon under the non-revolving credit facility;

•	on March 14, 2018, the Corporation filed a final shelf prospectus valid for a period of 25 months that would enable a variety of equity financing transactions up to an aggregate of $250.0 million;

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•

in August 2018, the Corporation made an additional sale of $5.8 million of plasma inventory not required due to the change in the production forecast and may contemplate entering into other transactions to sell plasma it holds that it no longer required in the short-term generating inflows; and

•

the Corporation is in ongoing discussions with potential licensees of its drug pipeline. Any such discussions may lead to the conclusion of a licensing transaction which could generate a combination of licensing, milestone and royalty revenues.

As usual, the Corporation modulates its R&D and general spending to take into consideration its working capital position over time.

The Corporation expects that its financial position together with the revenues to be generated from its operating activities and the above mentioned transactions will be sufficient to fund its operating activities and meet its contractual obligations for a twelve-month period from June 30, 2018.

Financial obligations

The timing and expected contractual outflows required to settle the financial obligations of the Corporation recognized in the consolidated statement of financial position at June 30, 2018 are presented in the table below:

		Contractual Cash flows
At June 30, 2018	Carrying amount	Payable within 1 year	2 - 3 years	Later than 4 years	Total
Accounts payable and accrued liabilities 1)	$27,254	$27,254	$—	$—	$27,254
Advance on revenues from a supply agreement	1,485	1,485	—	—	1,485
Long-term portion of settlement fee payable	95	—	115	—	115
Long-term portion of royalty payment obligation	2,738	—	3,282	—	3,282
Long-term license acquisition payment obligation	1,313	—	1,313	—	1,313
Long-term portion of other employee benefit liabilities	38	—	42	—	42
Long-term debt 2)	126,204	7,886	68,569	113,469	189,924

	$159,127	$36,625	$73,321	$113,469	$223,415

1)	Excluding $590 for current portion of operating and finance lease inducement and obligations.
2)

Under the terms of the OID loans and the non-revolving line of credit, the holder of Second, Third, Fourth, Fifth, Sixth and Seventh Warrants may decide to cancel a portion of the face values of these loans as payment upon the exercise of these warrants. The maximum repayment due on these loans has been included in the above table.

Commitments

The Corporation’s commitments have remained essentially unchanged from those disclosed in the MD&A for the year ended December 31, 2017.

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SUMMARY OF QUARTERLY RESULTS

The following table presents selected quarterly financial information for the last eight quarters:

		Net loss attributable
		to the owners of the parent
Quarter ended	Revenues	Total	Per share basic & diluted
June 30, 2018	$20,155	$(32,270)	$(0.05)
March 31, 2018	4,292	(31,671)	(0.04)
December 31, 2017	6,596	(38,279)	(0.05)
September 30, 2017	24,034	(15,542)	(0.02)
June 30, 2017	3,619	(29,513)	(0.04)
March 31, 2017	4,866	(26,397)	(0.04)
December 31, 2016	4,111	(37,308)	(0.06)
September 30, 2016	3,737	(25,569)	(0.04)

Revenues from period to period may vary significantly as these are affected by the timing of orders for goods and the shipment of the orders and the timing of the provision of research services under service agreements. The revenues are also affected by the timing of the signing of licensing agreements and achievement of milestones established in these agreements and how these revenues are recognized for accounting purposes. The timing of the recognition of these revenues and the timing of the recognized expense can cause significant variability in the results from quarter to quarter.

Revenues during the quarter ended September 30, 2016 totalled $3.7 million. Total R&D expenses increased by $4.2 million compared to the previous quarter. The majority of the increase is due to the increase in the production expenses at the Laval manufacturing facility resulting from an increase in production levels during the quarter and an increase in the expenses regarding the Winnipeg CMO mainly reflecting the timing of the production schedule which in 2016 took place throughout the third and fourth quarters. The remainder of the increase is due to higher employee compensation and related expenses as the number of employees increased. Administration, selling and marketing expenses were $6.5 million, an increase of $1.3 million from the prior quarter which was mainly due to the recording of $0.9 million in fees regarding the GE settlement and license agreement.

Revenues during the quarter ended December 31, 2016 totalled $4.1 million. Total R&D expenses were $28.0 million, an increase of $4.3 million compared to the previous quarter due to an increase in clinical trial spend, employee compensation and an increase in share-based payment expenses of $1.8 million. Administration, selling and marketing expenses were $12.8 million, an increase of $6.3 million from the prior quarter which was mainly attributable to salary and benefit expenses resulting from an increase in headcount and the related increase in operating costs, higher share-based payments expense of $1.5 million and severance expense of $2.1 million recorded in relation to rationalisation efforts at Telesta.

Revenues were $4.9 million during the quarter ended March 31, 2017, which represents an increase of $0.8 million compared to the previous quarter ended December 31, 2016. R&D and administration, selling and marketing expense both decreased by $3.6 million and $5.9 million respectively compared to the fourth quarter of 2016. The decline in R&D expense were mainly due to lower clinical trial expenses and a reduction in the cost of manufacturing therapeutics for the clinical trials expensed in R&D as PBP started the manufacturing of plasminogen for commercial purposes, which cost was capitalized in inventories. Share-based payment expenses recorded under R&D and administration, selling and marketing expenses, were lower by $1.2 million and $1.3 million, respectively this quarter. The fact that there were no severance expense recorded as compared to the fourth quarter of 2016, brought administration, selling and marketing expense to a more normal level.

Revenues declined to $3.6 million during the quarter ended June 30, 2017 as a result of lower sales of affinity resins. Research and development was stable at $24.5 million and administration, selling and marketing expenses at $8.1 million was higher by $1.1 million.

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Revenues were $24.0 million during the quarter ended September 30, 2017 mainly driven by licensing and milestone revenues following the signing of a small molecule licensing agreement which resulted in $19.7 million of revenue for the Corporation. Research and development and administration, selling and marketing expense were $23.2 million and $7.7 million respectively, remaining at similar levels to the prior quarter. A non-cash loss on extinguishment of liabilities of $4.2 million was recorded as the holder of the long-term debt decided to reduce the face value of the loan in consideration of the shares they received pursuant to a private placement that occurred in July 2017.

Revenues during the quarter ended December 31, 2017 were $6.6 million, of which the majority was driven by product sales and service revenues from the Bioseparations segment. Research and development and administration, selling and marketing expense were $28.2 million and $8.8 million respectively. The increase in R&D cost of $5.0 million compared to the previous quarter is mainly due to higher expense relating to cost of therapeutics to be used in clinical trials, an increase in the external cost incurred in running the trials and higher salary and benefit expenses. Administration, selling and marketing expenses were slightly higher by $1.1 million principally due to higher salary and benefit expenses. During the quarter, the Corporation recognized a bad debt expense of $20.5 million, effectively offsetting the milestone and licensing revenues earned during the previous quarter.

Revenues were $4.3 million during the quarter ended March 31, 2018 of which $3.8 million came from product sales. Cost of sales and other production cost were high reflecting lower margins on the products sold during the period and an inventory write-off on a portion of the plasma held in inventory to net realisable value in advance of a sales transaction to take place during the next quarter but for which the selling price had been settled in advance. R&D expenses at $22.4 million were lower by $5.8 million and administration, selling and marketing expenses also declined by $1.1 million compared to the previous quarter. Financing cost increase to $4.2 million reflecting the higher debt level and the higher borrowing cost of the non-revolving credit facility.

Revenues during the quarter ended June 30, 2018 were $20.2 million, of which the majority was driven by a $14.0 million sale of plasma. Sales of product from the Bioseparations segment made up most of the remaining revenues. Cost of sales and other production expenses were $16.4 million reflecting the sale of plasma. Research and development expenses at $24.0 million increased slightly over the previous quarter while administration, selling and marketing expense decreased slightly to $6.9 million. Financing cost increase to $6.3 million reflecting the higher debt level and the higher borrowing cost of the non-revolving credit facility.

OUTSTANDING SHARE DATA

The Corporation is authorized to issue an unlimited number of common shares. At August 13, 2018, 718,126,512 common shares, 12,597,541 options to purchase common shares, 9,672,824 restricted share units and 125,672,099 warrants to purchase common shares were issued and outstanding.

TRANSACTIONS BETWEEN RELATED PARTIES

The Corporation has not entered into any new transactions with related parties during the quarter or the first six months of 2018.

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CHANGES IN ACCOUNTING POLICIES

The accounting policies used in the consolidated financial statements are consistent with those applied by the Corporation in its December 31, 2017 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Corporation and were adopted by the Corporation as of January 1, 2018 as described below.

IFRS 9, Financial Instruments – Recognition and Measurement (“IFRS 9”)

IFRS 9 replaces the provisions of IAS 39, Financial Instruments – Recognition and Measurement and provides guidance on the recognition, classification and measurement of financial assets and financial liabilities, the derecognition of financial instruments, impairment of financial assets and hedge accounting.

The Corporation adopted IFRS 9 as of January 1, 2018 and the new standard has been applied retrospectively in accordance with the transitional provisions of IFRS 9.

There has been no significant impact caused by the new classification of financial assets under IFRS 9. The classification of all financial liabilities as financial liabilities at amortized cost remains unchanged as well as their measurement resulting from their classification.

Under IFRS 9, modifications to financial assets and financial liabilities, shall be accounted for by recalculating the present value of the modified contractual cashflows at the original effective interest rate and the adjustment shall be recognized as a gain or loss in profit or loss. Under IAS 39, the impact of modifications was recognized prospectively over the remaining term of the debt.

The adoption of the accounting for modifications under the new standard has resulted in the restatement of the opening retained earnings and the long-term debt at January 1, 2018 as follows:

Retained earnings	$110
Long-term debt	(110)

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue and related interpretations and represents a new single model for recognition of revenue from contracts with customers. The model features a five-step analysis of transactions to determine the nature of an entity’s obligation to perform and whether, how much, and when revenue is recognized.

The Corporation adopted IFRS 15 as of January 1, 2018 and the new standard has been applied retrospectively using the modified retrospective approach, where prior periods are not restated and the cumulative effect of initially applying this standard is recognized in the opening retained earnings balance on January 1, 2018. The Corporation has also availed itself of the following practical expedients:

•	the standard was applied retrospectively only to contracts that were not completed on January 1, 2018; and

•

for contracts that were modified before January 1, 2018, the Corporation analyzed the effects of all modifications when identifying whether performance obligations where satisfied, determining the transaction price and allocating the transaction price to the satisfied or unsatisfied performance obligations.

There has been no impact of the adoption of IFRS 15 as at January 1, 2018.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

IFRIC 22 which addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The Corporation adopted IFRIC 22 retrospectively on January 1, 2018. The adoption of the standard did not have a significant impact on the financial statements.

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NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The IFRS accounting standards and interpretations that the Corporation reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Corporation when applied at a future date are presented below. The Corporation intends to adopt these standards when they become effective.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, a new standard that replaces IAS 17, Leases. IFRS 16 is a major revision of the way in which companies account for leases and will no longer permit off balance sheet leases. Adoption of IFRS 16 is mandatory and will be effective for the Corporation’s fiscal year beginning on January 1, 2019. Early application is permitted for companies that also apply IFRS 15.

The Corporation is in the process of evaluating the impact of adopting IFRS 16 on its consolidated financial statements.

SIGNIFICANT JUDGMENTS AND CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. As a result of the application of IFRS 15 Revenues, the Corporation has modified its disclosure on significant judgments relating to revenue recognition. The other significant accounting judgments and critical accounting estimates applied by the Corporation, disclosed in the MD&A for the year ended December 31, 2017, remain unchanged.

Revenue recognition – The Corporation does at times enter into revenue agreements which provide, among other payments, up-front and milestone payments in exchange for licenses and other access to intellectual property. It may also enter into several agreements simultaneously that are different in nature such as license agreements, R&D services, supply and manufacturing agreements. In applying the IFRS 15 revenue recognition model, management may be required to apply, depending on the contracts, significant judgment including the identification of the performance obligations.

Determining whether the performance obligations are distinct involves evaluating whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer. Once the distinct performance obligations are identified, management must then determine if each performance obligation is satisfied at a point in time or over time. For license agreements, this requires management to assess the level of advancement of the intellectual property being licensed.

FINANCIAL INSTRUMENTS

Use of financial instruments

The financial instruments that are used by the Corporation result from its operating and investing activities, namely in the form of accounts receivables and payables, and from its financing activities resulting usually in the issuance of long-term debt. The Corporation does not use financial instruments for speculative purposes and has not issued or acquired derivative financial instruments for hedging purposes.

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Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the six months ended June 30, 2018 include income, expense, gains and losses relating to financial instruments:

•	finance costs; and

•	foreign exchange gains and losses.

Financial risk management

The Corporation has exposure to credit risk, liquidity risk and market risk. The Corporation’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Corporation’s policies on an ongoing basis to ensure that these risks are appropriately managed. The management of the financial risks are the same as those described in the December 31, 2017 MD&A.

RISK FACTORS

For a detailed discussion of risk factors which could impact the Corporation’s results of operations and financial position, other than those risks pertaining to the financial instruments, please refer to the Corporation’s Annual Information Form filed on www.sedar.com

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

No changes were made to the Corporation’s internal controls over financial reporting during the six months ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect the internal controls over financial reporting.

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